U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934
For the month of December, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 — 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

TERRA NOVA ROYALTY CORPORATION EARLY ADOPTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS
NEW YORK (December 15, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”) announced today that it has chosen to early adopt IFRS and will commence reporting under these standards for the period beginning January 1, 2010. Comparative periods for fiscal 2009 will also be restated under IFRS.
As background, in February 2008, the Canadian Accounting Standards Board confirmed that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for all publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with the option available for enterprises to early adopt upon receipt of approval from the Canadian securities regulatory authorities. Terra Nova’s application to early adopt IFRS under National Instrument 52-107 was recently approved by the applicable Canadian Securities Administrators in December 2010.
Adoption of IFRS will allow Terra Nova to report in a single accounting standard. As Terra Nova’s recently acquired subsidiary Mass Financial Corp. reports under IFRS, Terra Nova’s board of directors believes that the use of a single accounting standard will eliminate complexity and cost from Terra Nova’s financial statement preparation process by developing common reporting systems and consistency.
Terra Nova developed a multi-year transition plan to transition to IFRS and has evaluated the impact of the transition in order for Terra Nova to early adopt IFRS from January 1, 2010. Disclosure of the transition process is detailed in Terra Nova’s management’s discussion and analysis for the three and nine months ended September 30, 2010, which has been filed on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.
About Terra Nova
Terra Nova Royalty Corporation is active in a broad spectrum of activities related to the integrated combination of natural resources including a royalty, trading and proprietary investing.

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Forward-Looking Statements
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERRA NOVA ROYALTY CORPORATION

By:	/s/ Michael Smith
Michael Smith
Chairman, President and Chief Executive Officer

Date: December 22, 2010